UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)*

                        Cogent Communications Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   19239V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Michael Carus
                           Jerusalem Venture Partners
                                 41 Madison Ave.
                                   25th Floor
                               New York, NY 10010
                                 (212) 479-5100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                               Sean Caplice, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP
                              155 Constitution Dr.
                              Menlo Park, CA 94025
                                 (650) 321-2400

                                 March 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 27 Pages)

CUSIP No. 19239V104               SCHEDULE 13D                Page 2 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Venture Partners IV, L.P. ("JVP IV")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        49,415,809, except that Jerusalem Partners IV, L.P. ("JP
                        IV"),  the  general  partner of JVP IV, may be deemed to
                        have sole  power to vote  these  shares;  JVP  Corp.  IV
                        ("JVPCIV"),  the general partner of JP IV, may be deemed
                        to have the sole  power to vote these  shares;  and Erel
                        Margalit  ("Margalit"),  as an officer of JVPCIV, may be
                        deemed to have sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               49,415,809,  except that JP IV, the  general  partner of
    WITH                JVP IV,  may be deemed to have sole  power to dispose of
                        these shares;  JVPCIV, the general partner of JP IV, may
                        be deemed  to have the sole  power to  dispose  of these
                        shares;  and Margalit,  as an officer of JVPCIV,  may be
                        deemed to have sole power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      49,415,809
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 3 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Venture Partners IV-A, L.P. ("JVP IV-A")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        418,492  shares,  except that JP IV, the general partner
                        of JVP IV-A,  may be  deemed to have sole  power to vote
                        these shares;  JVPCIV, the general partner of JP IV, may
                        be deemed to have sole power to vote these  shares;  and
                        Margalit, as an officer of JVPCIV, may be deemed to have
                        sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               418,492  shares,  except that JP IV, the general partner
    WITH                of JVP IV-A, may be deemed to have sole power to dispose
                        of these shares;  JVPCIV,  the general partner of JP IV,
                        may be  deemed to have sole  power to  dispose  of these
                        shares;  and Margalit,  as an officer of JVPCIV,  may be
                        deemed to have sole power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      418,492
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 4 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Venture Partners IV (Israel), L.P. ("JVP IV (Israel)")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,191,472  shares,  except that Jerusalem  Partners IV -
                        Venture  Capital L.P. ("JP IV VC"), the general  partner
                        of JVP IV (Israel),  may be deemed to have sole power to
                        vote these shares;  JVPCIV, the general partner of JP IV
                        VC,  may be  deemed  to have  sole  power to vote  these
                        shares;  and Margalit,  as an officer of JVPCIV,  may be
                        deemed to have sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,191,472  shares,  except  that JP IV VC,  the  general
    WITH                partner of JVP IV  (Israel),  may be deemed to have sole
                        power to dispose of these  shares;  JVPCIV,  the general
                        partner of JP IV VC, may be deemed to have sole power to
                        dispose of these shares; and Margalit,  as an officer of
                        JVPCIV,  may be deemed to have sole  power to dispose of
                        these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,191,472
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 5 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Venture Partners Entrepreneurs Fund IV, L.P. ("JVP E-Fund IV")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        444,644  shares,  except that JP IV, the general partner
                        of JVP  E-Fund  IV,  may be deemed to have sole power to
                        vote these shares;  JVPCIV,  the general  partner of JVP
                        IV,  may be  deemed  to have  sole  power to vote  these
                        shares;  and Margalit,  as an officer of JVPCIV,  may be
                        deemed to have sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               444,644  shares,  except that JP IV, the general partner
    WITH                of JVP  E-Fund  IV,  may be deemed to have sole power to
                        vote these shares;  JVPCIV,  the general  partner of JVP
                        IV,  may be  deemed  to have  sole  power to vote  these
                        shares;  and Margalit,  as an officer of JVPCIV,  may be
                        deemed to have sole power to vote these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      444,644
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 6 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Venture Partners III, L.P. ("JVP III")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        42,684,797,  except that  Jerusalem  Partners  III, L.P.
                        ("JP  III"),  the  general  partner  of JVP III,  may be
                        deemed  to  have  sole  power  to  vote  these   shares;
                        Jerusalem  Venture Partners  Corporation  ("JVPC"),  the
                        general  partner  of JP III,  may be  deemed to have the
                        sole power to vote these  shares;  and  Margalit,  as an
                        officer  of JVPC,  may be deemed  to have sole  power to
                        vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               42,684,797,  except that JP III, the general  partner of
    WITH                JVP III,  may be deemed to have sole power to dispose of
                        these shares;  JVPC, the general  partner of JP III, may
                        be deemed  to have the sole  power to  dispose  of these
                        shares;  and  Margalit,  as an officer  of JVPC,  may be
                        deemed to have sole power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      42,684,797
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.3%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 7 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Venture Partners Entrepreneur Fund III, L.P. ("JVP E-Fund III")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,280,012,  except that JP III,  the general  partner of
                        JVP E-Fund III, may be deemed to have sole power to vote
                        these shares;  JVPC, the general  partner of JP III, may
                        be deemed to have the sole power to vote  these  shares;
                        and  Margalit,  as an officer of JVPC,  may be deemed to
                        have sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,280,012,  except that JP III,  the general  partner of
    WITH                JVP  E-Fund  III,  may be deemed  to have sole  power to
                        dispose of these shares; JVPC, the general partner of JP
                        III,  may be deemed to have the sole power to dispose of
                        these shares;  and Margalit,  as an officer of JVPC, may
                        be deemed to have sole power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,280,012
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.6%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 8 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Venture Partners III (Israel), L.P. ("JVP III (Israel)")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,197,389,  except  that  JVP  III  (Israel)  Mgmt,  the
                        general  partner of JVP III  (Israel),  may be deemed to
                        have sole power to vote these shares;  and Margalit,  as
                        an officer of JVP III  (Israel)  Mgmt,  may be deemed to
                        have sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,197,389,  except  that  JVP  III  (Israel)  Mgmt,  the
    WITH                general  partner of JVP III  (Israel),  may be deemed to
                        have  sole  power  to  dispose  of  these  shares;   and
                        Margalit, as an officer of JVP III (Israel) Mgmt, may be
                        deemed to have sole power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,197,389
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 9 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Partners IV, L.P.("JP IV")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        50,278,945  shares,  of which  49,415,809  are  directly
                        owned  by JVP IV,  444,644  are  directly  owned  by JVP
                        E-Fund IV and 418,492 are directly owned by JVP IV-A. JP
                        IV, the general partner of JVP IV, JVP E-Fund IV and JVP
                        IV-A,  may be deemed to have  sole  power to vote  these
                        shares;  JVPCIV,  the  general  partner of JP IV, may be
                        deemed  to have sole  power to vote  these  shares;  and
                        Margalit, as an officer of JVPCIV, may be deemed to have
                        sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               50,278,945  shares,  of which  49,415,809  are  directly
    WITH                owned  by JVP IV,  444,644  are  directly  owned  by JVP
                        E-Fund IV and 418,492 are directly owned by JVP IV-A. JP
                        IV, the general partner of JVP IV, JVP E-Fund IV and JVP
                        IV-A,  may be deemed to have sole  power to  dispose  of
                        these shares;  JVPCIV, the general partner of JP IV, may
                        be deemed to have sole power to dispose of these shares;
                        and Margalit,  as an officer of JVPCIV, may be deemed to
                        have sole power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      50,278,945
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 10 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Partners IV - Venture Capital, L.P.("JP IV VC")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,191,472  shares  which  are  directly  owned by JVP IV
                        (Israel).  JP IV  VC,  the  general  partner  of  JVP IV
                        (Israel)  may be deemed to have sole power to vote these
                        shares;  JVPCIV, the general partner of JP IV VC, may be
                        deemed  to have sole  power to vote  these  shares;  and
                        Margalit, as an officer of JVPCIV, may be deemed to have
                        sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,191,472  shares  which  are  directly  owned by JVP IV
    WITH                (Israel).  JP IV  VC,  the  general  partner  of  JVP IV
                        (Israel)  may be deemed to have sole power to dispose of
                        these shares;  JVPCIV,  the general partner of JP IV VC,
                        may be  deemed to have sole  power to  dispose  of these
                        shares;  and Margalit,  as an officer of JVPCIV,  may be
                        deemed to have sole power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,191,472
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 11 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Partners III, L.P.("JP III")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        45,964,809  shares,  of which  42,684,797  are  directly
                        owned by JVP III and 3,280,012 are directly owned by JVP
                        E-Fund III. JP III,  the general  partner of JVP III and
                        JVP E-Fund III, may be deemed to have sole power to vote
                        these shares;  JVPC, the general  partner of JP III, may
                        be deemed to have sole power to vote these  shares;  and
                        Margalit,  as an officer of JVPC,  may be deemed to have
                        sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               45,964,809  shares,  of which  42,684,797  are  directly
    WITH                owned by JVP III and 3,280,012 are directly owned by JVP
                        E-Fund III. JP III,  the general  partner of JVP III and
                        JVP  E-Fund  III,  may be deemed  to have sole  power to
                        dispose of these shares; JVPC, the general partner of JP
                        III,  may be  deemed to have sole  power to  dispose  of
                        these shares;  and Margalit,  as an officer of JVPC, may
                        be deemed to have sole power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      45,964,809
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.9%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 12 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Venture Partners III (Israel) Management Company Ltd.
      ("JVP III (Israel) Mgmt")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,197,389 shares, all of which are directly owned by JVP
                        III (Israel). JVP III (Israel) Mgmt, the general partner
                        of JVP III (Israel), may be deemed to have sole power to
                        vote these shares;  and  Margalit,  as an officer of JVP
                        III (Israel)  Mgmt,  may be deemed to have sole power to
                        vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,197,389 shares, all of which are directly owned by JVP
    WITH                III (Israel). JVP III (Israel) Mgmt, the general partner
                        of JVP III (Israel), may be deemed to have sole power to
                        dispose of these shares; and Margalit,  as an officer of
                        JVP III (Israel)  Mgmt, may be deemed to have sole power
                        to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,197,389
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 13 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerusalem Venture Partners Corporation ("JVPC")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        45,964,809  shares,  of which  42,684,797  are  directly
                        owned by JVP III and 3,280,012 are directly owned by JVP
                        E-Fund III. JVPC, is the general  partner of JP III, the
                        general  partner of JVP III and JVP E-Fund III,  and may
                        be deemed to have sole power to vote these  shares;  and
                        Margalit,  as an officer of JVPC,  may be deemed to have
                        sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               45,964,809  shares,  of which  42,684,797  are  directly
    WITH                owned by JVP III and 3,280,012 are directly owned by JVP
                        E-Fund III. JVPC, is the general  partner of JP III, the
                        general  partner of JVP III and JVP E-Fund III,  and may
                        be deemed to have sole power to dispose of these shares;
                        and  Margalit,  as an officer of JVPC,  may be deemed to
                        have sole power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      45,964,809
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.9%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 14 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      JVP Corp. IV ("JVPCIV")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        51,470,417  shares,  of which  49,415,809  are  directly
                        owned JVP IV,  418,492 are  directly  owned by JVP IV-A,
                        444,644  are  directly   owned  by  JVP  E-Fund  IV  and
                        1,191,472 are directly owned by JVP IV (Israel). JVPCIV,
                        is the general  partner of JP IV, the general partner of
                        JVP IV,  JVP IV-A and JVP  E-Fund  IV,  and the  general
                        partner  of JP IV VC  the  general  partner  of  JVP  IV
                        (Israel),  and may be deemed to have sole  power to vote
                        these shares; and Margalit, as an officer of JVPCIV, may
                        be deemed to have sole power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               51,470,417  shares,  of which  49,415,809  are  directly
    WITH                owned JVP IV,  418,492 are  directly  owned by JVP IV-A,
                        444,644  are  directly   owned  by  JVP  E-Fund  IV  and
                        1,191,472 are directly owned by JVP IV (Israel). JVPCIV,
                        is the general  partner of JP IV, the general partner of
                        JVP IV,  JVP IV-A and JVP  E-Fund  IV,  and the  general
                        partner  of JP IV VC  the  general  partner  of  JVP  IV
                        (Israel),  and may be  deemed  to  have  sole  power  to
                        dispose of these shares; and Margalit,  as an officer of
                        JVPCIV,  may be deemed to have sole  power to dispose of
                        these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      51,470,417
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 15 of 27 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Erel Margalit ("Margalit")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Israeli Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        98,632,615  shares,  of which  49,415,809  are  directly
                        owned by JVP IV, 418,492 are directly owned by JVP IV-A,
                        444,644 are directly  owned by JVP E-Fund IV,  1,191,472
                        are directly  owned by JVP IV (Israel),  42,684,797  are
                        directly owned by JVP III,  3,280,012 are directly owned
                        by JVP E-Fund III, and 1,197,389  are directly  owned by
                        JVP III  (Israel).  Margalit  is an  officer  of JVPCIV,
                        which is the general  partner of (i) JP IV, which is the
                        general  partner  of JVP IV, JVP IV-A and JVP E-Fund IV,
                        and JP IV VC  which  is the  general  partner  of JVP IV
                        (Israel),  and  (ii) an  officer  of JVPC  which  is the
                        general  partner of JP III, which is the general partner
                        of JVP III and JVP E-Fund  III,  and (iii) an officer of
                        JVP III (Israel) Mgmt,  which is the general  partner of
                        JVP III  (Israel),  and may be deemed to have sole power
                        to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to Row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               98,632,615  shares,  of which  49,415,809  are  directly
    WITH                owned by JVP IV, 418,492 are directly owned by JVP IV-A,
                        444,644 are directly  owned by JVP E-Fund IV,  1,191,472
                        are directly  owned by JVP IV (Israel),  42,684,797  are
                        directly owned by JVP III,  3,280,012 are directly owned
                        by JVP E-Fund III, and 1,197,389  are directly  owned by
                        JVP III  (Israel).  Margalit  is an  officer  of JVPCIV,
                        which is the general  partner of (i) JP IV, which is the
                        general  partner  of JVP IV, JVP IV-A and JVP E-Fund IV,
                        and JP IV VC  which  is the  general  partner  of JVP IV
                        (Israel),  and  (ii) an  officer  of JVPC  which  is the
                        general  partner of JP III, which is the general partner
                        of JVP III and JVP E-Fund  III,  and (iii) an officer of
                        JVP III (Israel) Mgmt,  which is the general  partner of
                        JVP III  (Israel),  and may be deemed to have sole power
                        to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to Row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      98,632,615
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.1%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

                            Statement on Schedule 13D


         This Amendment No. 1 to Schedule 13D is being filed to report the acquisition of 529 shares of Series J Preferred Stock, which is convertible into common stock, par value $0.001 per share (the "Common Stock"), of Cogent Communications Group, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on August 11, 2003 (the "Original Filing"). Only those items that are hereby reported are amended; all other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Original Filing, unless otherwise indicated herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following paragraph:

         On March 30, 2004, the Company entered into an Agreement and Plan of Merger (listed as Exhibit G hereto, the "Merger Agreement") whereby, as of the effective date of such agreement, the shares of common stock of Symposium Omega, Inc. ("Symposium") were automatically converted into Series J Participating Convertible Preferred Stock of the Company, par value $0.001 (the "Series J Preferred Stock"). JVP IV, JVP IV-A, JVP E-Fund IV, JVP IV (Israel), JVP III, JVP E-Fund III and JVP III (Israel) previously held 529 shares of common stock of Symposium, all of which was converted into 529 shares of Series J Preferred Stock of the Company.

         Upon the satisfaction of the conditions to close set forth in the Merger Agreement, on March 30, 2004, JVP III received 45.2 shares of Series J Preferred Stock in exchange for 45.2 shares of Symposium common stock; JVP E-Fund III received 3.4 shares of Series J Preferred Stock in exchange for 3.4 shares of Symposium common stock; JVP III (Israel) received 1.4 shares of Series J Preferred Stock in exchange for 1.4 shares of Symposium common stock; JVP IV received 459.8 shares of Series J Preferred Stock in exchange for 459.8 shares of Symposium common stock; JVP IV-A received 3.8 shares of Series J Preferred Stock in exchange for 3.8 shares of Symposium common stock; JVP E-Fund IV received 4.2 shares of Series J Preferred Stock in exchange for 4.2 shares of Symposium common stock; and JVP IV (Israel) received 11.2 shares of Series J Preferred Stock in exchange for 11.2 shares of Symposium common stock. The consideration paid by each Reporting Person for each foregoing purchase price was paid solely in exchange for all of the shares of Symposium common stock held by such Reporting Person. No part of the purchase price was borrowed by such Reporting Persons for the purpose of acquiring such securities.

         Each share of Series J Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.16130000, or at an initial conversion rate of approximately 30,998.15 shares of Common Stock for each share of Series J Preferred Stock converted.

         All such conversion ratios are subject to antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificates of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series J Preferred Stock of the Company listed as Exhibit J hereto (the "Certificate of Designation").

         This Item 3 (and the other Items of this statement) does not provide a complete description of the Merger Agreement or the Certificate of Designation and each such description is qualified in its entirety by reference to the respective agreement or document, which are listed as Exhibits G and H hereto respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         Each of JVP IV, JVP IV-A, JVP E-Fund IV, JVP IV (Israel), JVP III, JVP E-Fund III and JVP III (Israel) holds the securities described in Item 5 of this statement for investment purposes only.

         The Company entered into the Merger Agreement pursuant to which the Company issued, and each of JVP IV, JVP IV-A, JVP E-Fund IV, JVP IV (Israel), JVP III, JVP E-Fund III and JVP III (Israel) received, the number of shares of Series J Preferred Stock all as described in Item 3 above. As a condition to the closing under the Merger Agreement, the Company is obligated to file the Certificate of Designation, which provides that the Series J Preferred Stock has certain "weighted average" antidilution protection with respect to the conversion price of such Series J Preferred Stock and certain liquidation, conversion and voting rights. Descriptions of such rights contained herein are qualified in their entirety by reference to the Certificate of Designation listed as Exhibit H hereto.

         Certificates of Designation - Conversion of Series J Preferred Stock. Pursuant to the Certificate of Designation, all of the shares of Series J Preferred Stock shall be automatically converted into Common Stock upon the public offering by the Company of its Common Stock in which the cash proceeds are at least $50,000,000. The Series J Preferred Stock may also be converted at any time at the election of each holder.

         Certificate of Designation - Dividends. In the event that any dividend or other distribution payable in cash or other property is declared on the Common Stock or any security that is pari passu or junior to the Series J Preferred Stock (other than dividends payable solely in shares of Common Stock), the shares of Series J Preferred Stock shall be entitled to receive an amount equal per share (on an as-if converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock or other security that is pari passu or junior to the Series J Preferred Stock. As of the date hereof, there are no dividends declared on the Series J Preferred Stock.

         Certificate of Designation - Voting. As set forth in the Certificate of Designation, and except as otherwise provided by applicable law, the holders of Series J Preferred Stock (i) shall be entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock except for a vote with respect to the election of directors and (ii) shall be entitled to one vote for each share of Common Stock such holder of Series J Preferred Stock would receive upon conversion of such share of Series J Preferred Stock into Common Stock.

         Certificate of Designation - Liquidation Preference. In the event of the Company's liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person or any other change in control transaction, the holders of the Series J Preferred Stock will be entitled to a primary liquidation preference before any amounts are paid to the holders of Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Series F Participating Convertible Preferred Stock, Series G Participating Convertible Preferred Stock, Series H Participating Convertible Preferred Stock and Series I Participating Convertible Preferred Stock (collectively, the "Other Preferred Stock"), which liquidation preference shall be pari passu with the primary liquidation preference of the Series J Preferred Stock). The primary liquidation preference of the Series J Preferred Stock is equal to the amount of consideration originally exchanged for the Series J Preferred Stock, or $5,000 per share. In addition, the holders of the Series J Preferred Stock will be entitled to a secondary liquidation preference before any additional amounts are paid to the holders of the Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Other Preferred Stock, which liquidation preference shall be pari passu with the secondary liquidation preference of the Series J Preferred Stock). The secondary liquidation preference of the Series J Preferred Stock is equal to $10,000 per share. In addition, the holders of the Series J Preferred Stock shall participate with the holders of the Common Stock and the Other Preferred Stock ratably on an as-converted basis, in the distribution of the remaining assets of the Company available for distribution.

         Stockholders Agreement - Board Representation. In connection with, and pursuant to, the Merger Agreement, JVP IV, JVP IV-A, JVP E-Fund IV, JVP IV (Israel), JVP III, JVP E-Fund III and JVP III (Israel) entered into a Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Company and certain stockholders of the Company (the "Stockholders Agreement"), listed as Exhibit I hereto. Pursuant to the terms of Stockholders Agreement, certain investors are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that are a party to the Stockholders Agreement agree to vote his or its shares of Common Stock to elect such persons to the Board of Directors of the Company. Jerusalem Venture Partners (and its affiliates) is entitled to nominate two members to the current ten member Board of Directors of the Company.

         Stockholders Agreement - Protective Provisions. Pursuant to the terms of the Stockholders Agreement, the Company may not, without first obtaining the approval of the holders of not less than two-thirds (2/3) of the issued and outstanding shares of Series G Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, voting together as a single class, (i) designate, authorize, create, issue, sell, redeem or repurchase shares of any class or series of capital stock, (ii) declare or pay any dividends or make any distributions with respect to any outstanding equity securities, (iii) approve the merger, consolidation, dissolution or liquidation of the Company or any subsidiary, (iv) increase of decrease the number of authorized shares of Common Stock or preferred stock of the Company, (v) sell all or substantially all of the assets of the Company and its subsidiaries, (vi) cause a material change in the nature of the business or strategic direction of the Company and its subsidiaries, (vii) approve the filing for bankruptcy or any decision not to take action to prevent a filing for bankruptcy or oppose an involuntary filing for bankruptcy, (viii) approve the establishment and maintenance of an Executive Committee of the Board of Directors or increase or decrease the number of directors composing the Board of Directors or (ix) amend, repeal or modify any provision of the Company's certificate of incorporation in a manner that adversely affects the rights, powers or preferences of the Preferred Stock.

         Stockholders Agreement - Right of First Offer With Respect to Additional Issuances of Securities by the Company . Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of preferred stock of the Company as set forth in the Stockholders
Agreement. As of the date hereof, each of JVP III and JVP IV (and their affiliated funds) are entitled to such right of first offer.

         Stockholders Agreement - Right of First Refusal and Right of Participation With Respect to Stock Held by David Schaeffer. Pursuant to the terms of the Stockholders Agreement, the stockholders who are a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

         Registration Rights Agreement - Registration of Shares of Common Stock for Resale. In connection with, and pursuant to, the Merger Agreement, JVP IV, JVP IV-A, JVP E-Fund IV, JVP IV (Israel), JVP III, JVP E-Fund III and JVP III (Israel) entered into a Fourth Amended and Restated Registration Rights Agreement with the Company and certain other investors, dated as of March 30, 2004 (the "Registration Rights Agreement"), listed as Exhibit J hereto. Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) the date which is three years after the date of the Registration Rights Agreement and (ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Preferred Stock (or otherwise distributed in respect of the Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the Preferred Stock (or otherwise distributed in respect of the Preferred Stock).

         The foregoing summary of the Merger Agreement, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Merger Agreement, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement, listed as Exhibits G, H, I and J hereto, respectively, and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 14,300,575 shares of Common Stock outstanding as of March 30, 2004, plus 68,199,901 shares of Common Stock issuable upon conversion of the Series F Preferred Stock, 254,942,365 shares of Common Stock issuable upon conversion of the Series G Preferred Stock, 41,180,769 shares of Common Stock issuable upon conversion of the Series H Preferred Stock, 15,962,585 shares of Common Stock issuable upon conversion of the Series I Preferred Stock, and 120,605,215 shares of Common Stock issuable upon conversion of the Series J Preferred Stock, all as reported by the Company to the Reporting Persons.

         In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by each of the Reporting Persons, the percentage beneficially owned by each Reporting Person was calculated on a fully diluted, as converted basis of all of the Company's issued and outstanding Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, including shares held by third parties. In the interests of full disclosure, if such percentage for each Reporting Person was based solely on the Common Stock outstanding plus the shares of Common Stock issuable upon conversion of the Preferred Stock deemed to be beneficially owned by such Reporting Person, the percentages would be as follows: 77.0% for JVP III, 18.8% for JVP E-Fund III, 7.8% for JVP III (Israel) and JPVIII (Israel) Mgmt, 79.0% for JVP IV, 2.8% for JVP IV-A, 3.0% for JVP E-Fund IV, 7.7% for JVP IV (Israel) and JP IV VC, 79.3% for JP IV, 78.5% for JP III and JVPC, 79.7% for JVPCIV and 89.7% for Margalit.

         Amounts shown as beneficially owned by each of JVP III, JP III, JVPC and Margalit include (i) 1,587,498 shares of Common Stock directly owned by JVP III and (ii) 41,097,299 shares of Common Stock into which the shares of Preferred Stock purchased by JVP III may be initially converted.

         Amounts shown as beneficially owned by each of JVP E-Fund III, JP III, JVPC and Margalit include (i) 122,030 shares of Common Stock directly owned by JVP E-Fund III and (ii) 3,157,982 shares of Common Stock into which the shares of Preferred Stock purchased by JVP E-Fund III may be initially converted.

         Amounts shown as beneficially owned by each of JVP III (Israel), JVP III (Israel) Mgmt and Margalit include (i) 44,420 shares of Common Stock directly owned by JVP III (Israel) and (ii) 1,152,969 shares of Common Stock into which the shares of Preferred Stock purchased by JVP III (Israel) may be initially converted.

         Amounts shown as beneficially owned by each of JVP IV, JP IV, JVPCIV and Margalit include (i) 1,175,864 shares of Common Stock directly owned by JVP IV and (ii) 48,239,945 shares of Common Stock into which the shares of Preferred Stock purchased by JVP IV may be initially converted.

         Amounts shown as beneficially owned by each of JVP IV-A, JP IV, JVPCIV and Margalit include (i) 8,663 shares of Common Stock directly owned by JVP IV-A and (ii) 409,829 shares of Common Stock into which the shares of Preferred Stock purchased by JVP IV-A may be initially converted.

         Amounts shown as beneficially owned by each of JVP E-Fund IV, JP IV, JVPCIV and Margalit include 444,644 shares of Common Stock into which the shares of Preferred Stock purchased by JVP E-Fund IV may be initially converted.

         Amounts shown as beneficially owned by each of JVP IV (Israel), JP IV VC, JVPCIV and Margalit include (i) 18,649 shares of Common Stock directly owned by JVP IV (Israel) and (ii) 1,172,823 shares of Common Stock into which the shares of Preferred Stock purchased by JVP IV (Israel) may be initially converted.

         By virtue of their potential status as a "group" with the stockholders of the Company that are parties to the Stockholders Agreement (which stockholders are set forth in Item 6 below) due to the voting agreement with respect to the appointment of directors set forth in the Stockholders Agreement, for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by such stockholders. Except to the extent explicitly set forth herein, neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed. Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

         (c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

         The Merger Agreement was entered into as of March 30, 2004. Certain terms and conditions of the Merger Agreement and the Certificate of Designation are described in Items 3 - 5 above.

         The Stockholders Agreement was entered into as of March 30, 2004 by the Company, Oak Investment Partners IX, Oak IX Affiliates Fund, Oak Investment Partners Affiliates Fund - A, Jerusalem Venture Partners III, L.P., Jerusalem Venture Partners III (Israel), L.P., Jerusalem Venture Partners Entrepreneur Fund III, L.P., Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV (Israel), L.P., Jerusalem Venture Partners IV - A, L.P., Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., Worldview Technology Partners III, L.P., Worldview Technology International III, L.P., Worldview Strategic Partners III, L.P., Worldview III Carrier Fund, L.P., Worldview Technology Partners IV, L.P., Worldview Technology International IV, L.P., Worldview Strategic Partners IV, L.P., Broadview Capital Partners L.P., Broadview Capital Partners Qualified Purchaser Fund L.P., Broadview Capital Partners Affiliates Fund LLC, Boulder Ventures III, L.P., Boulder Ventures III (Annex), L.P.,

NAS Partners I L.L.C., Nassau Capital Partners IV, L.P., Cisco Systems Capital Corporation, David Schaeffer and certain other stockholders whose names are set forth on Schedule I to the Stockholders Agreement. Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

         The Registration Rights Agreement was entered into as of March 30, 2004. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Agreement of  Reporting  Persons,  dated  August 4, 2003,  among the
            Reporting Persons.

Exhibit G   Agreement  and Plan of Merger,  dated as of March 30,  2004,  by and among the Company and the investors  named therein (filed as Exhibit
            2.6 to the 10-K filed with the  Commission  by the  Company on March
            30, 2004, and incorporated herein by reference).

Exhibit H   Corrected  Certificate of  Designations,  Preferences  and Relative,
            Participating, Optional and Other Special Rights and Qualifications,
            Limitations and  Restrictions of Series J Participating  Convertible
            Preferred Stock of the Company (filed as Exhibit 3.7 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

Exhibit I Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

Exhibit J   Fourth Amended and Restated Registration Rights Agreement,  dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the 10-K filed with the commission by the Company on March 30, 2004, and incorporated herein by reference).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2004
                                      JERUSALEM VENTURE PARTNERS IV, L.P.,
                                      a Delaware Limited Partnership

                                      By: Jerusalem Partners IV, L.P.
                                          its General Partner
                                      By: JVP Corp. IV
                                          its General Partner


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004

                                      JERUSALEM VENTURE PARTNERS IV-A, L.P.,
                                      a Delaware Limited Partnership

                                      By: Jerusalem Partners IV, L.P.
                                          its General Partner
                                      By: JVP Corp. IV
                                          its General Partner


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004

                                      JERUSALEM VENTURE PARTNERS ENTREPRENUERS FUND IV, L.P.,
                                      a Delaware Limited Partnership

                                      By: Jerusalem Partners IV, L.P.
                                          its General Partner
                                      By: JVP Corp. IV
                                          its General Partner


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004
                                      JERUSALEM VENTURE PARTNERS IV (Israel), L.P.,
                                      an Israel Limited Partnership

                                      By: Jerusalem Partners IV-Venture Capital, L.P.
                                          its General Partner
                                      By: JVP Corp. IV
                                          its General Partner


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004

                                      JERUSALEM VENTURE PARTNERS III, L.P.,
                                      a Delaware Limited Partnership

                                      By: Jerusalem Partners III, L.P.
                                          its General Partner
                                      By: Jerusalem Venture Partners Corporation
                                          its General Partner


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004

                                      JERUSALEM VENTURE PARTNERS ENTREPRENUER FUND III, L.P.,
                                      a Delaware Limited
                                      Partnership

                                      By: Jerusalem Partners III, L.P.
                                          its General Partner
                                      By: Jerusalem Venture Partners Corporation
                                          its General Partner


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004
                                      JERUSALEM VENTURE PARTNERS III (Israel), L.P.,
                                      an Israel Limited Partnership

                                      By: Jerusalem Venture Partners III (Israel)
                                          Management  Company Ltd. its General Partner


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004

                                      JERUSALEM PARTNERS IV, L.P.,
                                      a Delaware Limited Partnership

                                      By: JVP Corp. IV
                                          its General Partner


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004

                                      JERUSALEM PARTNERS IV- VENTURE CAPITAL, L.P.,
                                      an Israeli Limited Partnership

                                      By: JVP Corp. IV
                                          Its general partner


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004

                                      JERUSALEM VENTURE PARTNERS CORPORATION,
                                      a Cayman Islands Corporation


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004
                                      JVP CORP. IV,
                                      a Cayman Island Corporation


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004

                                      JERUSALEM VENTURE PARTNERS III (ISRAEL)
                                      MANAGEMENT COMPANY LTD.,
                                      an Israel corporation


                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit, Officer

Date:  March 31, 2004

                                      EREL MARGALIT

                                      By:     /s/ Erel Margalit
                                         ----------------------------------------------------
                                             Erel Margalit

                                INDEX TO EXHIBITS

EXHIBIT A      Agreement of Reporting  Persons,  dated August 4, 2003, among the
               Reporting Persons.

EXHIBIT G      Agreement and Plan of Merger,  dated as of March 30, 2004, by and among the Company and the investors named therein (filed as Exhibit 2.6 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

EXHIBIT H      Corrected Certificate of Designations,  Preferences and Relative,
               Participating,    Optional   and   Other   Special   Rights   and
               Qualifications,   Limitations   and   Restrictions  of  Series  J
               Participating Convertible Preferred Stock of the Company (filed as Exhibit 3.7 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

EXHIBIT I Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

EXHIBIT J      Fourth Amended and Restated Registration Rights Agreement,  dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

                                    Exhibit A

                         Agreement of Reporting Persons


         The Reporting Persons have agreed that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Cogent Communications Group, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable agreement are already on file with the appropriate agencies.